January 9, 2009
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.,
Washington, DC 20549
Attn: Mr. Dennis C. Hult

Re:	Oculus Innovative Sciences, Inc. Form 10-K for the fiscal year ended March 31, 2008 Filed June 13, 2008 File No. 1-33216
Dear Mr. Hult:
I am securities counsel for Oculus Innovative Sciences, Inc. (the “Company”). Set forth below is the Company’s response to comments received from the staff of the Securities and Exchange Commission (the “Staff”) in their letter dated December 17, 2008. The numbering of the response corresponds to the numbering of the comment in the letter from the Staff.
Form 10-K for the period Ended March 31, 2008
Consolidated Financial Statements, page 63
Notes to Consolidated Financial Statements, page 71
Note 3 Summary of Significant Accounting Policies, page 73
Foreign Currency Reporting, page 77

Comment 1.	We note you recorded foreign currency gains of $2,594,000 for the year ended March 31, 2008 in other income that relate to working capital loans you made to your foreign subsidiaries. You see you indicate these loans will be paid back to the Company in the future when subsidiaries begin to generate cash. Please tell us how the inclusion of this gain in determining net income complies with paragraphs 15 and 20 of FAS 52 or other U.S. GAAP. We note the Company subsequently renegotiated the loans and effective April 1, 2008 classifies exchange gains and losses on the loans as other comprehensive income and loss.

Response 1.	The Company believes that including foreign currency gains in determining net income for the year ended March 31, 2008 with regards to its subsidiaries in Mexico and the Netherlands complied with paragraphs 15 and 20 of FAS 52. The Company reached this conclusion because management advanced the loans with the expectation that the balance would be settled in the foreseeable future and therefore the Company determined that these intercompany loan balances should not be considered part of its net investment in these entities.

The loans matured on March 31, 2006. In the periods subsequent to that date, the loans were classified as due on demand and short term in nature. Therefore, any foreign currency gains and losses on the loans represented transaction gains and losses that affected functional currency cash flows. In accordance with paragraph 15 of FAS 52, the Company reported these increases or decreases in actual and expected functional currency cash flows in determining net income for the period in which exchange rates changed. Additionally, since the intercompany loans were not deemed to be “long-term-investment in nature,” the Company believed any gains and losses associated with these transactions did not qualify to be reported as translation adjustments, as noted in paragraph 20(b) of FAS 52.

Effective April 1, 2008, the Company changed its characterization of the intercompany loans in accordance with FAS 52 as specified in its disclosure on page 108 of the Form 10-K for the year ended March 31, 2008. The Company renegotiated the notes with its subsidiaries in Mexico and the Netherlands allowing for a three year maturity date that will be automatically extended in perpetuity in accordance with local law. The Company does not anticipate settlement of the loan balances in the foreseeable future and it is within management’s control to continually allow these maturity dates to extend. The Company interprets the phrase “in the foreseeable future” in paragraph 20(b) of FAS 52 to mean “through the date the net investment is liquidated.” Therefore, the Company believes the appropriate accounting for the renegotiated loans should be as discussed in paragraph 20(b) and 131 of FAS 52, which states “intercompany transactions of a long-term investment nature are considered part of a parent’s net investment and accordingly, do not give rise to transaction gains or losses in consolidated financial statements,” and paragraph 131 of FAS 52 which explains that “transactions and balances for which settlement is not planned or anticipated in the foreseeable future are considered to be part of the net investment.”

The Company determined to renegotiate the intercompany loans and revisit its expectation that the loans would be paid in the foreseeable future based on the following events. Since the completion of the Company’s initial public offering of common stock on January 30, 2007, a primary aspect of its business strategy was to position Microcyn, its platform product, as a medical device that could be marketed through potential medical device partners in the United States and internationally. The Company originally pursued this strategy with the objective of penetrating sales channels that it believed would have enabled its operating subsidiaries to generate cash flows sufficient to repay the intercompany loans in the foreseeable future. The Company believed that, since it had medical device approvals for products offered to these medical device partners, sales could have ramped up quickly upon execution of a partnership in Europe or Latin America. At that time, the Company believed that through such distribution, its operating subsidiaries may have been in a position to repay their intercompany loans in the foreseeable future. The Company still intended to pursue, and concurrently did pursue, its longer term strategy of obtaining Food and Drug Administration, or FDA, approval to distribute Microcyn as a drug product in the United States. The Company believed that, on a longer term basis, Microcyn was likely to receive a higher price as a FDA-approved drug product than it did as a medical device.

In the third fiscal quarter of 2008, the Company began to re-evaluate the feasibility of simultaneously pursuing both strategies of marketing Microcyn as a medical device and seeking FDA drug approval in the United States. The Company was concerned that selling the product as a medical device would interfere with attracting a significant pharmaceutical partner. The Company also believed that potential pharmaceutical partners in the United States may have wanted worldwide distribution rights. Most of the more interested parties at that time were medical device companies in the wound care arena. Accordingly, the Company began to suspend discussions with potential medical device partners in the United States and internationally during the fourth fiscal quarter of 2008 because it believed that, on a long term basis, pharmaceutical partnerships would be more favorable.

Furthermore, the Company believes that the timeline for a drug approval in the United States would require several years of intense clinical activity and focus with no guarantee of FDA approval. In the opinion of management, repayment of the loans became highly uncertain as a result of changing the Company’s business strategy to take the more risky and potentially lucrative approach of pursuing a drug approval for Microcyn versus marketing and selling products for which the Company already held the appropriate regulatory approval. With this shift in strategy coupled with the increasing loan balances and the unpredictability of completing the drug trial and obtaining partnership agreements, the Company believes that it is unlikely that the intercompany loans would be settled in the “foreseeable future” and therefore decided to renegotiate its existing loans so that each international entity would not be required to repay such amounts in the foreseeable future. After extensive discussions with local management and review of local law, the Company completed the new intercompany loan documents. At the time these loans were renegotiated, the Company recorded this “settlement” in the statement of operations. The Company considers any future changes in the loan balances part of its net investment in the foreign entities. Therefore, the Company believes that gains and losses that arose during the period subsequent to the renegotiation of this transaction are of a long-term investment nature and should be included in other comprehensive income.
Form 10-Q for the period Ended September 30, 2008
Condensed Consolidated Statements of Operations, page 4

Comment 2.	We refer to the $217,000 loss on disposal of manufacturing equipment presented as a component of Other Income (Expense), net in the six month period ended September 30, 2008. We generally believe that gains and losses resulting from write-down or sale of assets previously used in operations should be classified as operating items in the income statement. This treatment appears consistent with the guidance prescribed by SFAS 144, as well. Accordingly, in future filings please classify these items in the operating section of the income statement, or advise us why you consider the present classification appropriate.

Response 2.	The Company notes the Staff’s position that the appropriate treatment of a loss realized on disposal of equipment is to classify the loss as operating expense. The Company will comply with this guidance in future filings.
Note 1. Organization and Summary of Significant Accounting Policies, page 6
Foreign Currency Reporting, page 6

Comment 3.	We note disclosures on page 7 that “Foreign currency transaction gains (losses) relate primarily to working capital loans that the Company has made to its foreign subsidiaries. The Company recorded foreign currency transaction gains (losses) of ($60,000) and $809,000 for the six months ended September 30, 2008 and 2007, respectively. The related gains (losses) were recorded in other income

(expense) in the accompanying condensed consolidated statements of operations. Loans made to subsidiaries OTM and OIS Europe will be paid back to the Company in the future when the subsidiaries begin to generate cash.” We also noted disclosures on page 7 that “In accordance with the provisions of SFAS 52, if it is determined that an intercompany loan will not be repaid in the foreseeable future, foreign exchange gains and losses related to the translation of the loans from local currency to U.S. Dollars should be classified as other comprehensive income and loss. The Company believes that given the inability to foresee settlement of the loans, it is appropriate to record the exchange gains and losses related to these loans in other comprehensive income and loss.” Please tell us how you have presented foreign currency transaction gains (losses) related to working capital loans that you have made to your foreign subsidiaries in your September 30, 2008 and 2007 financial statements. Revise your disclosures in future filings to clearly describe how you have presented and accounted for the referenced foreign currency transactions in your financial statements.

Response 3.	The Company notes the Staff’s observation that the disclosure on page 7 of the Form 10-K for the year ended March 31, 2008 is not clear with regard to the treatment of foreign currency transaction gains and losses in the periods ended September 30, 2008 and 2007. The Company recorded foreign currency transaction gains and losses in operations during the three and nine month periods ended September 30, 2008 that relate solely to intercompany transactions for working capital purposes between Oculus U.S. and its Japanese subsidiary and intercompany trade transactions involving products between the Company’s subsidiary in Mexico and its subsidiary in the Netherlands. The Company expects these transactions to be settled in the foreseeable future and therefore the appropriate accounting treatment under paragraphs 15 and 20 of FAS 52 is to record the transaction gains and losses in the statement of operations. Conversely, foreign currency transaction gains and losses that the Company recorded in operations during the three and nine month periods ended September 30, 2007 include the above noted transactions and intercompany financing transactions with the Company’s subsidiaries in Mexico and the Netherlands which, based on the original terms, the Company expected would have been settled in the foreseeable future as described in the Company’s response to the Staff’s comment 1. The Company undertakes to revise its disclosures in future filings to clearly describe how it has presented and accounted for the referenced foreign currency transactions in its financial statements.
If you have further questions or comments, please feel free to contact me at (617) 243-0060. We are happy to cooperate in any way we can.

Regards,
/s/ Amy M. Trombly
Amy M. Trombly